                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    3     )*
                                          ---------


                         THE ASHTON TECHNOLOGY GROUP, INC.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ---------------------------------------------------------
                          (Title of Class of Securities)
                                  045084-10-0
           ---------------------------------------------------------
                                 (CUSIP Number)
             James J. Maiwurm, Crowell & Moring LLP (202/624-2903)
           1001 Pennsylvania Avenue, N.W., Washington, DC 20004-2595
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 16, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 045084-10-0                 13D
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Raymond T. Tate
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power         0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power 100,000    (Mr. Tate disclaims
                                                     beneficial ownership
                                                     of these shares)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power  0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power 100,000    (Mr. Tate disclaims
                                                     beneficial ownership of
                                                     these shares)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     100,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.15%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of The Ashton Technology Group, Inc., a Delaware corporation (the "Issuer") with principal executive offices located at 1900 Market Street, Suite 701, Philadelphia, Pennsylvania 19103. This statement constitutes Amendment No. 3 to the Schedule 13D of Raymond T. Tate and Helen J. Tate, as trustee for the Andrew Patrick Tate Trust, the Susan Katherine Tate Burrowbridge Trust and the Elizabeth Tate Winters Trust (the "Tate Trusts"; Mr. Tate and Mrs. Tate, as trustee of the Tate Trusts, together the "Reporting Persons"), which was amended and restated by Amendment No. 1 thereto and Amendment No. 2 thereto filed with the Securities and Exchange Commission on October 24, 1996 and June 6, 1997, respectively (the "Amended and Restated 13D"). Except as disclosed herein, there has been no change in the information previously reported in the Amended and Restated 13D. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.

Item 4.  Purpose of Transactions

         Item 4 is amended and supplemented by adding the following disclosure thereto.

         As set forth in Item 5, Mr. Tate has disposed of all of his shares of Common Stock, and the Tate Trusts have disposed of all of their Common Stock except for 100,000 shares of Common Stock held by Helen J. Tate as Trustee for the Andrew Patrick Tate Trust.

Item 5. Interest in Securities of the Issuer.

         As of the date hereof Helen J. Tate, as Trustee for the Andrew Patrick Tate Trust, owns 100,000 shares of Common Stock. The Reporting Persons do not own any other shares.

         Since the filing of Amendment No. 2 to the Amended and Restated 13D, the Reporting Persons have disposed of shares of Common Stock in open market transactions through registered broker dealers as follows:

Susan Katherine Tate Burrowbridge Trust:


Date                                Number of Shares                                Price

1/6/98                                   37,500                                      $1 3/4
1/7/98                                   12,500                                       1 1/2
1/16/98                                   4,000                                       1 1/2
1/16/98                                   5,000                                       1 1/2


1/20/98                                   6,000                                      1 9/16
1/20/98                                  11,000                                      1.5682
1/26/98                                   5,000                                       1 5/8
1/26/98                                  10,000                                       1 5/8
1/26/98                                   5,000                                       1 5/8
1/28/98                                   7,500                                       1 5/8
1/29/98                                   5,000                                       1 5/8
2/10/98                                 224,833                                       1 1/8
                                        -------
                                        333,333

Elizabeth Tate Winters Trust:
-----------------------------
Date                                Number of Shares                                Price
----                                ----------------                                -----
12/31/97                                 37,500                                      $1 3/4
1/2/98                                   12,500                                       1 1/2
2/13/98                                 283,333                                       1 1/8
                                        -------
                                        333,333

Andrew Patrick Tate Trust:
--------------------------
Date                                Number of Shares                                Price
----                                ----------------                                -----
2/6/98                                    3,000                                      $1 9/16
2/9/98                                    2,000                                       1 1/2
2/9/98                                    8,000                                       1 1/2
2/18/98                                   9,500                                      1 9/16
2/18/98                                   2,500                                      1 17/32
2/18/98                                   4,500                                      1 17/32
2/18/98                                   3,000                                      1 17/32
2/18/98                                   5,000                                      1 17/32
2/18/98                                   3,000                                      1 17/32
2/18/98                                   7,000                                      1 17/32
2/18/98                                   2,500                                      1 9/16
2/18/98                                   7,000                                      1 9/16
2/18/98                                   5,000                                      1 9/16
2/18/98                                   1,000                                      1 9/16
2/19/98                                   5,000                                       1 5/8
2/19/98                                   5,000                                       1 5/8
2/19/98                                   2,700                                       1 5/8
2/19/98                                   1,000                                       1 5/8
2/19/98                                   1,000                                       1 5/8
2/19/98                                   6,000                                       1 5/8
2/19/98                                   4,300                                       1 5/8
2/20/98                                   2,500                                      1 21/32
2/20/98                                   1,500                                       1 5/8


2/20/98                                   2,100                                       1 5/8
2/20/98                                   1,000                                       1 5/8
3/4/98                                    7,500                                       3 1/2
3/4/98                                    3,000                                       3 1/2
3/24/98                                  20,000                                      4 1/32
3/24/98                                   2,500                                      4 3/32
3/24/98                                  17,500                                      4 1/16
4/3/98                                    6,000                                      4 1/32
4/3/98                                    1,734                                       4.00
4/3/98                                    2,000                                       4.00
4/3/98                                    8,000                                       4.00
5/22/98                                   1,000                                       3 1/4
5/26/98                                   1,000                                       3 1/8
5/26/98                                   7,500                                       3 1/8
5/26/98                                   1,500                                       3 1/8
5/26/98                                   5,000                                       3 1/8
5/26/98                                   5,000                                       3 1/8
5/26/98                                   5,000                                       3 1/8
5/27/98                                   1,000                                      3 1/16
5/27/98                                   3,200                                      3 1/16
5/27/98                                   5,000                                      3 1/32
5/27/98                                   3,000                                      3 1/32
5/27/98                                   6,000                                      3 1/32
5/27/98                                     500                                      3 1/16
5/27/98                                     300                                      3 1/16
5/27/98                                   2,000                                      3 1/16
5/27/98                                   3,000                                      3 1/16
5/28/98                                     500                                      3 1/16
5/28/98                                   3,000                                      3 1/16
5/28/98                                   6,500                                      3 1/16
5/28/98                                   1,500                                      3 1/16
5/28/98                                   3,500                                      3 1/16
5/28/98                                   1,500                                       3 1/8
5/29/98                                   3,500                                       3 1/8
                                          -----
                                        233,334

Raymond T. Tate:
----------------
Date                                Number of Shares                                Price
----                                ----------------                                -----
6/24/97                                   1,000                                       $2.50
6/24/97                                   2,000                                       2.50
6/25/97                                   2,500                                       2.50
6/27/97                                   3,000                                       2.50
7/1/97                                    1,300                                       2.50

                                        3


8/28/97                                   2,000                                       2.00
8/29/97                                   2,000                                       2.00
9/2/97                                    2,000                                       2.00
9/3/97                                    2,000                                       2.00
9/3/97                                    3,000                                       2.00
9/16/97                                   4,850                                       1 7/8
9/16/97                                   9,250                                       1 7/8
9/17/97                                  10,000                                       1 7/8
9/18/97                                  11,600                                       1 7/8
9/18/97                                   1,000                                       1 7/8
9/22/97                                     500                                       1 7/8
10/10/97                                  2,500                                       1 7/8
10/10/97                                  7,500                                       1 7/8
10/13/97                                  4,500                                       1 7/8
10/13/97                                  2,500                                       1 7/8
10/16/97                                  5,000                                       1 7/8
10/16/97                                 27,500                                       1 3/4
                                         ------
                                        107,500

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                     July 1, 1998

Reporting Person:          Raymond T. Tate

Signature:                 /s/ Raymond T. Tate
                           ---------------------------

Reporting Person:          Helen J. Tate, as Trustee of the Tate Trusts

Signature:                 /s/ Helen J. Tate, Trustee
                           --------------------------

                                       5